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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

CLARY CORPORATION (Name of Issuer)

CLARY CORPORATION (Name of Person(s) Filing Statement)

COMMON SHARES, $1.00 PAR VALUE SERIES A PREFERRED SHARES, $5.00 PAR VALUE (Title of Class of Securities)

182720102—Common Shares None—Series A Preferred Shares (CUSIP Number of Class of Securities)

Donald G. Ash
Treasurer and Chief Financial Officer
Clary Corporation
1960 South Walker Avenue
Monrovia, CA 91016
(626) 359-4486
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a copy to:
Nick E. Yocca, Esq.
Numan J. Siddiqi, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation*	Amount of Filing Fee
$2,628,730(1)	$241.85(2)

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 1,299,867 common shares at a purchase price of $2.00 per share and (ii) 5,272 Series A preferred shares at a purchase price of $5.50 per share, in each case net to the seller in cash. Such number is based on the latest information received from Clary Corporation and assumes (a) 1,282,067 common shares and 5,272 Series A preferred shares outstanding (in each case excluding shares beneficially owned by Dynamic Power Corporation) as of November 5, 2002, and (b) the exercise of all outstanding options to purchase 17,800 common shares on or prior to the expected consummation of the tender offer.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for Fiscal Year 2003 issued on November 22, 2002.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241.85

Form(s) or Registration No.: Schedule TO-T/13E-3 and Schedule TO-T/13E-3/A

Filing Party: Dynamic Power Corporation, Addmaster Corporation, John G. Clary, John P. Clary and Hugh L. Clary

Date(s) Filed: December 17, 2002 and January 7, 2003

INTRODUCTION

        This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") originally filed by Clary Corporation, a California corporation (the "Company") with the Securities and Exchange Commission (the "SEC") on December 17, 2002, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed by the Company with the SEC on January 7, 2003 (the "Amendment No. 1"). The Schedule 13E-3, Amendment No. 1 and this Amendment are filed in connection with the Tender Offer Statement on Schedule TO and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (collectively, the "Schedule TO-T/13E-3"), originally filed on behalf of Dynamic Power Corporation, a California corporation ("DPC") with the SEC on December 17, 2002, as amended and supplemented by Amendment No. 1 to the Schedule TO-T/13E-3, and by Amendment No. 2 to the Schedule TO-T/13E-3, each filed on behalf of DPC, Addmaster Corporation, and each of John G. Clary, John P. Clary and Hugh L. Clary (collectively, the "Purchaser"), on January 7, 2003 and January 17, 2003, respectively, and relate to the offer of the Purchaser to purchase all of the outstanding common shares, $1.00 par value per share, and Series A preferred shares, $5.00 par value per share, of the Company held by the shareholders of the Company not affiliated with the Purchaser, including common shares issuable upon the exercise of vested employee stock options, for $2.00 per common share and $5.50 per Series A preferred share, net in cash, without interest thereon. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal dated December 17, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase and other related documents, as each may be amended or supplemented from time to time, constitute the "Offer").

        This Amendment is being filed on behalf of the Company. Except as otherwise indicated, the information in the Schedule 13E-3, as amended and supplemented by Amendment No. 1, remains unchanged.

Items 1, 4, 11 and 15

        Items 1, 4, 11 and 15 of the Schedule 13E-3 are hereby supplemented by including the following:

        On January 16, 2003, at 8:00 p.m., New York City time, the initial offering period expired. Based upon preliminary information from the Depositary, as of the close of business on January 16, 2003, 1,059,685 common shares and 2,962 Series A preferred shares of the Company had been validly tendered and not withdrawn pursuant to the Offer. The shares tendered as of that date, plus the shares beneficially held by the Purchaser, together represent approximately 91.4% of the outstanding common shares and 79.4% of the outstanding Series A preferred shares. The Minimum Condition with respect to the common shares has been satisfied and the Purchaser has waived the Minimum Condition with respect to the Series A preferred shares. The Purchaser has accepted for payment all validly tendered shares. The Purchaser will make payment to the Depositary for the accepted shares promptly.

        On January 16, 2003, the Purchaser announced the completion of the initial offering period and the immediate commencement of a subsequent offering period expiring at 8:00 p.m., New York City time, on Friday, January 31, 2003. The Purchaser will accept all common shares and Series A preferred shares properly tendered during the subsequent offering period and will pay the tendering shareholders promptly after acceptance. The same price paid to shareholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by DPC on January 16, 2003 announcing the subsequent offering period is incorporated herein as reference to Exhibit (a)(16) of Amendment No. 2 to the Schedule TO-T/13E-3 filed by the Purchaser.

Item 16. Exhibits.

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002*
Exhibit (a)(2)	Letter of Transmittal**
Exhibit (a)(3)	Notice of Guaranteed Delivery**
Exhibit (a)(4)	Notice of Conditional Exercise**
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares**
Exhibit (a)(6)	Memorandum to Eligible Option Holders**
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
Exhibit (a)(10)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002***
Exhibit (a)(11)	Letter to shareholders of Clary Corporation, dated December 17, 2002****
Exhibit (a)(12)	Text of Press Release issued by Dynamic Power Corporation on January 16, 2003**********
Exhibit (c)(1)	Opinion of The Mentor Group, dated as of December 17, 2002*****
Exhibit (c)(2)	The report of The Mentor Group, dated November 6, 2002******
Exhibit (c)(3)	The draft report of The Mentor Group, dated May 22, 2002*******
Exhibit (c)(4)	The draft report of The Mentor Group, dated August 5, 2002********
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (d)(2)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*********

*	Incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
***	Incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
****	Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*****	Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
******	Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

*******	Incorporated by reference to Exhibit (a)(16) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
********	Incorporated by reference to Exhibit (a)(17) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
*********
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**********
Incorporated by reference to Exhibit (a)(13) to Amendment No. 2 to Schedule TO-T/13E-3 filed by Dynamic Power Corporation, Addmaster Corporation, John G. Clary, John P. Clary and Hugh L. Clary on January 17, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARY CORPORATION

Dated: January 17, 2003	By:	/s/ DONALD G. ASH
	Name:	Donald G. Ash
	Title:	Treasurer and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002*
Exhibit (a)(2)	Letter of Transmittal**
Exhibit (a)(3)	Notice of Guaranteed Delivery**
Exhibit (a)(4)	Notice of Conditional Exercise**
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares**
Exhibit (a)(6)	Memorandum to Eligible Option Holders**
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
Exhibit (a)(10)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002***
Exhibit (a)(11)	Letter to shareholders of Clary Corporation, dated December 17, 2002****
Exhibit (a)(12)	Text of Press Release issued by Dynamic Power Corporation on January 16, 2003**********
Exhibit (c)(1)	Opinion of The Mentor Group, dated as of December 17, 2002*****
Exhibit (c)(2)	The report of The Mentor Group, dated November 6, 2002******
Exhibit (c)(3)	The draft report of The Mentor Group, dated May 22, 2002*******
Exhibit (c)(4)	The draft report of The Mentor Group, dated August 5, 2002********
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (d)(2)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*********

*	Incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
***	Incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
****	Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*****	Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
******	Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*******	Incorporated by reference to Exhibit (a)(16) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
********	Incorporated by reference to Exhibit (a)(17) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
*********
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**********
Incorporated by reference to Exhibit (a)(13) to Amendment No. 2 to Schedule TO-T/13E-3 filed by Dynamic Power Corporation, Addmaster Corporation, John G. Clary, John P. Clary and Hugh L. Clary on January 17, 2003.

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INTRODUCTION
  Items 1, 4, 11 and 15
  Item 16. Exhibits.
SIGNATURE
INDEX TO EXHIBITS